2014 PROXY RESULTS
"A Special Meeting of the Members was held on May 16, 2014 to consider the proposals described below. Each proposal was approved. The results of the voting at the Special
Meeting are as follows:"


Approval of the election of two nominees to the Board of Trustees of the Fund.


Managers		Votes For	Votes Against	Votes Withheld
Michael F. Curran	"12,981,406"	"73,282"	"179,436"
James Edward Jones	"12,980,004"	"64,579"	"189,541"